EXHIBIT 99.1

Molecular Partners Announces Presentation of First Imaging and Dosimetry Data of DLL3-Targeting Radiotherapy MP0712 in Patients at TWC 2026

  Specific tumor accumulation and attractive biodistribution highly supportive of MP0712 clinical development for treatment of DLL3-expressing cancers
  Dosimetry data highlight Radio-DARPins as vector for precise delivery of potent alpha-emitting isotopes to tumors
  MP0712 Phase 1/2a study open in U.S. with initial clinical data expected in 2026
  Molecular Partners to host conference call February 2 at 8AM ET (2PM CET), joined by renowned nuclear medicine expert Prof. Ken Herrmann, M.D.

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Feb. 02, 2026 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced the presentation of first patient imaging and dosimetry data of MP0712, its DLL3-targeted Radio-DARPin candidate co-developed with strategic partner Orano Med, at the 8th Theranostics World Congress (TWC), taking place in Cape Town, South Africa on January 29-February 1.

The data, presented in two posters and an oral presentation, are highly supportive of the clinical development plans of MP0712 carrying the therapeutic isotope 212Pb for patients with small cell lung cancer (SCLC) and other DLL3-expressing neuroendocrine cancers. The data from five evaluable patients were generated with MP0712 carrying the diagnostic isotope 203Pb under the leadership of Dr. Mike Sathekge as part of a Named Patient Access Program under the legal framework for compassionate care in South Africa (also referred to as Section 21 of the Medicines and Related Substances Act).

"I am highly encouraged by the data generated in my group suggesting a favorable distribution profile of MP0712, a DLL3-targeted radiopharmaceutical for patients with SCLC and NEC cancers,“ said Dr. Mike Sathekge, Professor and Head of Nuclear Medicine at the University of Pretoria and Steve Biko Academic Hospital, and President and CEO of the Nuclear Medicine Research Infrastructure (NuMeRI). During the imaging step with 203Pb, we observed in our patients a promising tumor uptake, paired with a clean profile in healthy organs indicating a therapeutic potential for MP0712. I look forward to seeing this confirmed in the upcoming Phase 1 study.”

The images show specific uptake as well as robust accumulation of MP0712 in tumor lesions, with limited uptake in healthy tissues, as intended. MP0712 is half-life engineered to promote tumor uptake over time via the DLL3 internalization and replenishment mechanism. Biodistribution of MP0712 in patients with various DLL3-expressing cancers, including small cell lung, urothelial, and other neuroendocrine cancers, provides a strong rationale for broad clinical development of MP0712 in SCLC and neuroendocrine cancers. The dosimetry extrapolations support the Phase 1/2a study design of MP0712 with 212Pb as therapeutic radioactive payload.

“The clinical data presented at TWC 2026 validate our assumptions and support the ongoing U.S. Phase 1/2a study, enabling us to initiate dosing of MP0712 within a potentially therapeutic range,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners. “These encouraging results reinforce our ambition to become a leader in alpha‑targeted therapies for patients with small cell lung cancer and other neuroendocrine malignancies. We thank the NuMeRi team for the strong collaboration and look forward to continuing our work together across our emerging pipeline. The biodistribution and dosimetry data demonstrate exactly what we aim to achieve with Radio‑DARPins — strong tumor accumulation with rapid clearance from healthy tissues. We look forward to sharing initial Phase 1 safety and activity data in 2026 as we advance our Radio-DARPin platform to deliver potent alpha‑emitting radioisotopes to solid tumors across multiple indications.”

The Phase 1/2a study of MP0712 (ClinicalTrials.gov: NCT07278479) is a multi-center study in the U.S., with the objectives to assess safety and determine a recommended phase 2 dose for MP0712 carrying the potent therapeutic isotope 212Pb. The study, which contains an imaging and dosimetry step with 203Pb-labeled MP0712, is ongoing with initial clinical data expected in 2026.

Details of the presentations at TWC 2026

Two Poster Presentations:

  Abstract 207: First-in-human evaluation of DLL3-Targeting 203Pb/212Pb DARPin MP0712 SPECT/CT in high-grade neuroendocrine malignancies: safety, biodistribution, and optimal imaging windows
  Abstract 260: First-in-human dosimetry of the DLL3-targeting 203Pb/212Pb theranostic DARPin MP0712 in patients with small cell lung cancer and high-grade neuroendocrine tumours

Time & Presenters: Friday January 30, 2026, 17:30-18:30 SAST, by the NuMeRI team of Dr. Mike Sathekge.

Oral Presentation:
Title: From DARPins to Radio-DARPin Therapeutics - Progressing the first Radio-DARPin Therapeutic MP0712 (212Pb x DLL3) for SCLC into the clinic

Time: Saturday January 31, 2026; 10:30-12:00 SAST;
Session: “Antibody Drug Conjugates and Diversification of the Mechanisms of Action”
Presented by Molecular Partners

Webcast to be held on Monday February 2 at 8:00 ET (14:00 CET):
In addition to the presentations at TWC, Molecular Partners will host a webcast to discuss the new clinical data. Prof. Ken Herrmann, Chairman of the Scientific Advisory Board at Molecular Partners, will comment on the clinical data in the webcast.

Details as follows:
For Participants who want to listen and view slides: Please register here.

For Participants who may want to ask a question following the presentation: Please register here. These participants will be provided with additional dial-in instructions to join the live conference call and will have the ability to “raise their hand" and ask a verbal question during the Q&A.

About Radio-DARPins

Molecular Partners’ Radio-DARPins are designed as ideal vectors for precise delivery of potent alpha-emitting isotopes to tumor lesions and have the potential to unlock a broad range of tumor targets for targeted radiopharmaceuticals. Building on the DARPins’ unique properties, Molecular Partners has developed a proprietary Radio-DARPin platform to address historic limitations of radioligand therapy, such as kidney accumulation and toxicity, and suboptimal tumor uptake. Molecular Partners’ Radio-DARPins addresses these limitations through half-life extension technologies and surface engineering approaches, while preserving the advantages of the small protein format.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – intrinsic high affinity and specificity, small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. The Company’s Radio-DARPins enable highly effective and specific delivery of potent radioactive payloads to tumor lesions while sparing healthy tissues. Molecular Partners’ Switch-DARPins allow conditional, tumor-localized immune activation, which enables increased safety and potency for next-generation immune cell engagers. Powered by twenty years of DARPin leadership in the clinic, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, "anticipate", “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2024 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.